UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  2)*

Platinum Underwriters Holdings, Ltd.

(Name of Issuer)

Common Shares, $0.01 par value per share

(Title of Class of Securities)

G7127P 10 0

(CUSIP Number)

Bruce A. Backberg

Senior Vice President

The St. Paul Travelers Companies, Inc.

385 Washington Street

St. Paul, Minnesota 55102

(651) 310-7916

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 25, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7127P 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The St. Paul Travelers Companies, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒*

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Minnesota corporation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,000,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 12,000,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*

13.	Percent of Class Represented by Amount in Row (11) 24.4%

14.	Type of Reporting Person (See Instructions) HC

*      Group membership with Jay S. Fishman is disclaimed.

This Amendment No. 2 to Schedule 13D hereby amends and supplements a Schedule 13D dated November 1, 2002 (the “Original Statement”), as amended by Amendment No. 1 thereto, dated March 22, 2004 (“Amendment No. 1”), filed by and on behalf of The St. Paul Travelers Companies, Inc. (formerly known as The St. Paul Companies, Inc.) (“The St. Paul”) with respect to the Common Shares, $0.01 par value per share (the “Common Shares”) of Platinum Underwriters Holdings, Ltd., a Bermuda corporation (“Platinum”).  The St. Paul is sometimes referred to herein as the “Reporting Person.”

Except as set forth below, there are no changes to the information in the Original Statement as amended by Amendment No. 1.  All terms used, but not defined, in this Amendment No. 2 are as defined in the Original Statement.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The Reporting Person hereby adds the following disclosure to this Item 6:

   Platinum has filed with the Securities and Exchange Commission a prospectus, dated April 5, 2004, and a prospectus supplement (the "Prospectus Supplement"), dated June 25, 2004, pursuant to Rule 424(b) of the Securities Act of 1933, as amended, relating to its Registration Statement on Form S-3 (File No. 333-113823).  The Prospectus Supplement disclosed that F&M is offering for sale 6,000,000 Common Shares through Merrill Lynch, Pierce, Fenner & Smith Incorporated acting as underwriter (the "Underwriter").  The St. Paul and F&M have entered into and executed an underwriting agreement, dated June 25, 2004, with the Underwriter and Platinum, pursuant to which such sale will take place.  The transaction is expected to close on June 30, 2004.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 28, 2004

THE ST. PAUL TRAVELERS COMPANIES, INC.

By:	/s/ Bruce A. Backberg
Bruce A. Backberg
Its:	Senior Vice President